Exhibit (a)(18)

To: Eligible Employees in Australia

This mail is for employees who are eligible to participate in the Stock Option Transfer Program. If you are eligible, you would have received an email from Ken DiPietro with the subject line Action: Your Stock Option Transfer Opportunity, and also a mail from Comp Changes on the Australian-specific documents. If you believe you are eligible, but have not received an email, please contact the compchng alias.

I want to make sure that everyone is aware of the Australian tax implications of the program and where resources are available. Please ensure that you have read the Australian Offer documents located at:

•	Australian Offer Document

•	Australian Addendum to the Stock Option Transfer Program

These should be reviewed in tandem with the other Stock Option Transfer Program documents distributed with the announcement of the program on October 15, 2003.

As you will note from the Australian documents, Microsoft is currently in negotiations with the Australian tax authorities to clarify whether the Option Transfer Program will be regarded as an arm’s length transaction or a non-arm’s length transaction. We expect to have this ruling this week and will notify you as soon as it is confirmed. In the interim, however, please ensure you have read both the Australian offer documents to understand the two likely outcomes of the tax ruling. We also strongly recommend that you confirm your potential tax liability with your financial advisor.

If you have any additional questions, contact information is as follows:

•	For questions regarding the Notice or other materials or general questions about the program, email Comp Changes (mailto:compchng@microsoft.com) or telephone (Benefits line in the US) +425-706-8853 (press 6 then 1) to speak with a representative at Mellon Financial Services. Email and telephone representatives are available from 6am-6pm Redmond time. Mellon has translator services available upon request (AT&T language lines).

•	For participation status, eligibility, election tool support or to request a hardcopy packet, email Comp Changes (mailto:compchng@microsoft.com) or telephone (Benefits line in the US) +425-706-8853 (press 6 then 2) to speak with a representative from Stock Services. Email and telephone representatives are available from 6am-6pm Redmond time.

•	For assistance with thinking about factors that might affect your personal decision, you can call +425-706-8853 (press 6 then 3) to speak with an American Express Financial Advisor. It’s important to note that American Express can not provide personal advice to employees or clarify program information. Telephone representatives are available from 6am-6pm Redmond time. American Express has translator services available upon request (AT&T language lines).